

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Jitse Groen
Chief Executive Officer
Just Eat Takeaway.com N.V.
Oosterdoksstraat 80
1011 DK Amsterdam
The Netherlands

> **Re: Just Eat Takeaway.com N.V.**
> **Amendment No. 2 to Draft Registration Statement on Form F-4**
> **Submitted February 10, 2021**
> **CIK No. 0001792627**

Dear Mr. Groen:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-4

General

1.   We are continuing to evaluate your responses to prior comments 1, 15, and 17, and may have additional comments.

Jitse Groen
Just Eat Takeaway.com N.V.
February 22, 2021
Page 2

      You may contact Abe Friedman at (202) 551-8298 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: G.J. Ligelis Jr.